Exhibit 4.7

Loan Agreement*

This Loan Agreement (hereafter referred to as the “Agreement”), dated as of January 28, 2011, was made and entered into between:

(1)	21Vianet Data Center Co., Ltd. (the “Lender”)

Registered address: 3/F, M5, 1 Jiuxianqiao Road, Chaoyang District, Beijing

Post code: 100016

(2)	Sheng Chen

ID No. 110108196807271450

Jun Zhang

ID No. 110108196803261474

(Sheng Chen and Jun Zhang are collectively referred to as the “Borrowers”)

The Lender and the Borrowers are hereinafter referred to as the “Party” respectively and the “Parties” collectively.

Whereas,

(1)	The Borrowers are shareholders of Beijing aBitCool Network Technology Co., Ltd. (former known as Beijing 21Vianet Information System Company Limited) (“21Vianet Technology”), with Sheng Chen holding 70% of the equity interests, and Jun Zhang holding 30% of the equity interests (collectively, the “Target Equity”).

(2)	For the purpose of developing data center business, jointly providing value-added telecommunication services, and operating 21Vianet Technology, the Lender, the Borrowers and other relevant parties have previously engaged in loan arrangements, transfer and restructuring of loans and debts obligations.

For the purpose of clarifying the respective rights and obligations of the Lender and the Borrowers, and upon friendly consultation, the Parties agree as follows:

1.	The Loan

1.1	It is confirmed among the Parties that since July 2003, the Lender has provided Sheng Chen and Jun Zhang with certain loans. As of the date of this Agreement, Sheng Chen owes the Lender a total of RMB 7,000,000 and Jun Zhang owes the Lender a total of RMB 3,000,000 (hereinafter referred to as the “Loan under this Agreement”).

1.2	The Lender and the Borrowers agree that the Loan under this Agreement is free of interest.

1.3	The Lender and the Borrowers confirm that the Loan under this Agreement has been used to fund the business operation of 21Vianet Technology.

1.4	The Parties agree that the Loan under this Agreement has no fixed term.

2.	Borrowers’ Commitment

2.1	The Borrowers, without the prior written consent of the Lender, shall not transfer (or procure to transfer) the Target Equity in whole or in part to any third party, or create any securities or restrictions on the Target Equity in whole or in part.

3.	Loan Repayment

3.1	Subject to applicable laws and this Clause 3, the Lender has the right to request the Borrowers to repay the Loan under this Agreement at anytime.

*	The agreement is re-filed primarily to correct translation errors on one of the signing parties’ name. In the agreement filed as an exhibit on April 4, 2011, the name of 21Vianet Data Center Co., Ltd. was translated into Beijing 21Vianet Broad Band Data Center Co., Ltd. by mistake.

3.2	Subject to the P.R.C. laws applicable at the time of repayment, the Borrowers shall transfer (or procure to transfer) the Target Equity to the Lender or any entity or individual designated by the Lender, as the only way of repayment, and shall complete any necessary procedures for government approval or filing.

3.3	If the Borrowers have, pursuant to this Agreement, transferred (or procured to transfer) the Target Equity to the Lender, and have offset, waived or paid back (as the case may be) the price of the Target Equity, it shall be deemed that the Borrowers have repaid the Loan in full under this Agreement.

3.4	When 21Vianet Technology has changed its shareholder register, and has duly completed the filing procedure with the relevant industry and commerce administration, with the Lender or the person designated by the Lender as the legitimate holder of the above Target Equity, it shall be deemed that the transfer of the Target Equity has been completed.

3.5	At the actual repayment time as determined by 21Vianet Technology, if the repayment method under Clause 3.2 becomes non-practicable due to legal or governmental reasons, or the Borrowers refuse to make the payment pursuant to Clause 3.2 due to reasons other than legal or governmental reasons, the Lender shall have the right to request the Borrowers to make repayment in other means and assume the liability for breach of contract under Clause 5.2 of this Agreement.

4.	Tax

4.1	The Lender shall bear all the relevant taxes and reasonable costs in relation to the Loan under this Agreement.

5.	Termination and Liability for Breach of Contract

5.1	This Agreement shall terminate when the Borrowers have repaid the loan in full pursuant to the provisions in this Agreement.

5.2	Subject to Clause 3.5 of this Agreement, in the event that the Borrowers fail to repay the loan pursuant to this Agreement, the Borrowers are subject to a late payment penalty at a daily rate of 0.02% of the outstanding amount starting from the repayment date as determined by the Lender, and shall compensate the Lender for its direct economic loss.

6.	Confidentiality

The Parties acknowledge and confirm that any oral or written materials they exchanged with each other in connection with this Agreement are confidential. The Parties shall maintain all such materials in confidence and not disclose any relevant materials to any third party without the other Party’s prior written consent, unless (a) the materials are or will become publicly available (other than through the receiving Party); (b) the disclosure is required by applicable laws or regulations; or (c) the disclosure is made by either Party to its legal or financial consultants with respect of the transaction contemplated hereof, who shall also comply with the confidential obligation similar to that in this clause. Any disclosure by the employees of either Party or any other agencies it hires will be deemed as disclosure by that Party, and that Party will be liable for breach of contract in accordance with this Agreement.

7.	Applicable Laws and Dispute Resolution

7.1	The execution, effectiveness, interpretation, performance, amendment and termination of the Agreement, and dispute resolution shall be governed by the laws of the People’s Republic of China.

7.2	Any dispute arising from the interpretation and performance of this Agreement shall be resolved through friendly negotiation first. If the dispute remains unresolved 30 days after one Party issued a written notice to the other Party requesting negotiation, either Party can submit the dispute to the China International Economic and Trade Arbitration Commission. The Commission will resolve the dispute through arbitration in accordance with its then effective arbitration rules. The arbitration shall be held in Beijing. The arbitral award shall be final and binding on the Parties.

7.3	If any dispute arises from the interpretation and performance of this Agreement or any disputes are under arbitration, the Parties may continue to exercise other rights and perform other obligations under this Agreement, except for the matters in dispute.

8.	Miscellaneous

8.1	This Agreement shall come into force upon execution. From the date of execution, if there are other written or oral agreements and documents in respect of the Loan that are in conflict with the main contents of this Agreement, this Agreement shall prevail.

8.2	The Agreement shall be executed in three copies, with each Party holding one copy. Each copy shall enjoy the same legal effect.

8.3	This Agreement shall be modified or amended by a written agreement duly executed by the Parties. Any amendment or supplement to this Agreement shall constitute an integral part of this Agreement, and shall have the same effect as this Agreement.

8.4	The invalidity of any clauses under this Agreement shall not affect the validity of other clauses under this Agreement.

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Lender: 21Vianet Data Center Co., Ltd. (company seal)

Signature: /s/ Sheng Chen

Name: Sheng Chen

Title: Legal Representative

Borrower: Sheng Chen

Signature: /s/ Sheng Chen

Borrower: Jun Zhang

Signature: /s/ Jun Zhang